David S. Schulz Executive Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: DSchulz@wescodist.com

SUBMITTTED VIA EDGAR

December 11, 2020

Robert Shapiro, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549-6010

Re: WESCO International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 24, 2020
Form 10-Q for the Fiscal Quarter Ended September 30, 2020
Filed November 9, 2020
File No. 001-14989

Dear Mr. Shapiro,

This letter sets forth the response of WESCO International, Inc. (“WESCO” or the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) communicated by letter dated December 1, 2020, with respect to WESCO's Form 10-K for the Fiscal Year Ended December 31, 2019 and Form 10-Q for the Fiscal Quarter Ended September 30, 2020.

Management's Discussion and Analysis of Results of Operations and Financial Condition
Company Overview
Utility & Broadband Solutions, page 28

1.You discuss your operations were impacted by "unfavorable business conditions" and quantify the consolidated results for income from operations as adjusted for the Corporate segment. Please consider providing more detailed discussion of your results of operations on an operating segment basis for key drivers impacting on sales and income from operations. It appears the UBS segment was impacted by the pandemic to a greater degree than your two other operating segments for the nine months ended September 30, 2020. Refer to Item 303(b)(2) of Regulation S-K and Staff Release 33-8350.
Response:

We respectfully acknowledge the Staff’s comment, as well as the requirements of Item 303(b)(2) of Regulation S-K and guidance in Staff Release 33-8350.

As a point of clarification, the paragraph on page 28 that immediately follows the description of the Company’s reportable segments and their business activities is a discussion of our overall financial results for the first nine months of 2020, as adjusted to exclude merger-related costs and fair value adjustments, gain on sale of an operating branch in the U.S. and the related income tax effects. Such discussion does not specifically address any of the Company’s operating segments. In that regard, the reference to “unfavorable business conditions” is directed at the Company’s financial performance as a whole.
WESCO International, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

David S. Schulz Executive Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: DSchulz@wescodist.com

In future filings, we will insert the heading “Overall Financial Performance” immediately preceding the paragraph noted above to clarify that such discussion and analysis is intended to provide an understanding of the Company’s operating performance on a consolidated basis.

In response to the Staff’s comment to consider providing more detailed discussion of our results of operations on an operating segment basis for key drivers impacting sales and income from operations, we will enhance our disclosure in future filings by including a qualitative discussion of factors and trends that we believe have contributed to changes in net sales and income from operations for each segment, including those related to the impact(s) (if any) from the COVID-19 pandemic.

The following discussion and analysis of our results of operations for the three months ended September 30, 2020 is excerpted from “Management's Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) as reported in our Form 10-Q for the quarterly period ended September 30, 2020, filed on November 9, 2020. Changes to the previously reported text are denoted by italicized font and are being provided to the Staff to illustrate the expanded disclosure that we intend to include in future filings.
Third Quarter of 2020 versus Third Quarter of 2019
Net Sales
The following table sets forth net sales by segment for the periods presented:

	Three Months Ended
(In thousands)	September 30, 2020	September 30, 2019	Growth (Decline)
EES	$1,653,726	$1,250,079	32.3%
CSS	1,388,791	235,921	488.7%
UBS	1,099,284	662,110	66.0%
Total net sales	$4,141,801	$2,148,110	92.8%
Net sales were $4.1 billion for the third quarter of 2020 compared to $2.1 billion for the third quarter of 2019, an increase of 92.8% due to the merger with Anixter that was completed on June 22, 2020, partially offset by the weakened demand impact from the COVID-19 pandemic.
EES reported net sales of $1.7 billion for the third quarter of 2020, compared to $1.3 billion for the third quarter of 2019, an increase of 32.3%. The increase reflects the impact of the merger with Anixter, partially offset by weakened global demand in construction and industrial markets due to local and government shutdowns associated with the COVID-19 pandemic, as well as related disruptions to our suppliers and supply chain that have caused delays to projects.
CSS reported net sales of $1.4 billion for the third quarter of 2020, compared to $235.9 million for the third quarter of 2019, an increase of 488.7%. The increase reflects the impact of the merger with Anixter. The COVID-19 pandemic had a limited impact on CSS sales, as this segment serves customers in a diverse range of industries, many of which are considered essential businesses that have maintained normal operations.
UBS reported net sales of $1.1 billion for the third quarter of 2020, compared to $662.1 million for the third quarter of 2019, an increase of 66.0%. The increase reflects the impact of the merger with Anixter. The impact of the COVID-19 pandemic on the UBS segment was limited as many of its primary customers are public power and investor owned utilities that are considered essential businesses and have maintained normal operations.
WESCO International, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

David S. Schulz Executive Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: DSchulz@wescodist.com

Income from Operations
The following tables set forth income from operations by segment for the periods presented:

	Three Months Ended September 30, 2020
(In thousands)	EES	CSS	UBS	Corporate	Total
Income from operations	$105,508	$89,634	$74,092	$(91,139)	$178,095

	Three Months Ended September 30, 2019
(In thousands)	EES	CSS	UBS	Corporate	Total
Income from operations	$72,007	$10,555	$43,811	$(32,640)	$93,733
EES reported operating profit of $105.5 million for the third quarter of 2020, compared to $72.0 million for the third quarter of 2019. The increase reflects the impact of the merger with Anixter. Cost reduction actions taken in response to lower demand caused by the COVID-19 pandemic had a favorable impact on operating profit.
CSS reported operating profit of $89.6 million for the third quarter of 2020, compared to $10.6 million for the third quarter of 2019. The increase reflects the impact of the merger with Anixter. The benefits of cost reduction actions taken in response to COVID-related demand declines, as well as operating synergies resulting from the business combination, had a favorable impact on operating profit.
UBS reported operating profit of $74.1 million for the third quarter of 2020, compared to $43.8 million for the third quarter of 2019. The increase reflects the impact of the merger with Anixter. The impact of the COVID-19 pandemic on the UBS segment was limited as many of its primary customers are public power and investor owned utilities that are considered essential businesses and have maintained normal operations.
***

The above discussion and analysis would also be disclosed to explain net sales and income from operations on an operating segment basis for the nine-month period ended September 30, 2020.

In order to better facilitate readers’ understanding of the key drivers of changes in our operational results, we will include similar qualitative information, to the extent material, in the MD&A section of our future filings beginning with our Form 10-K for the fiscal year ended December 31, 2020.

Please contact me at (412)-454-2392 or Dana Pascarella at (412) 454-2252 if you have further questions or need additional information.
Sincerely,
/s/ David S. Schulz
David S. Schulz
cc:    Aamira Chaudhry, Senior Staff Accountant, United States Securities and Exchange Commission
J. Engel, Chairman, President and Chief Executive Officer
Diane E. Lazzaris, Executive Vice President and General Counsel
Dana R. Pascarella, Vice President and Corporate Controller
WESCO International, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122